UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

PEARSON plc
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant's name into English)
80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")
Notification of Director and PDMRs' Interests
Below are details of purchases (made under the Company's Non-Executive Directors' Share Purchase Plan) of Pearson plc ordinary shares of 25p each and American Depositary Receipts (ADRs) made on the London and New York Stock Exchanges on 16 December 2016 and notified to the Company on 16 December 2016: -

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Elizabeth Corley	740	0.00009%	£8.17	3,956	0.00048%
Vivienne Cox	280	0.00003%	£8.17	3,980	0.00048%
Harish Manwani	1,711	0.00021%	£8.17	5,393	0.00066%
Tim Score	1,862	0.00023%	£8.17	7,990	0.00097%
Lincoln Wallen	475	0.00006%	£8.17	1,903	0.00023%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Joshua Lewis	400	0.00005%	$10.18	9,214	0.00112%
Linda Lorimer	356	0.00004%	$10.18	4,099	0.00050%
The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elizabeth Corley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £8.17 per share	740
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 740 shares Aggregated price: £6,045.80
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivienne Cox
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £8.17 per share	280
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 280 shares Aggregated price: £2,287.60
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Harish Manwani
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £8.17 per share	1,711
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,711 shares Aggregated price: £13,978.87
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Score
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £8.17 per share	1,862
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,862 shares Aggregated price: £15,212.54
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £8.17 per share	475
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 475 shares Aggregated price: £3,880.75
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joshua Lewis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $ 10.18 per ADR	400
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 400 ADRs. Aggregated price: $4,072.00
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Linda Lorimer
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $ 10.18 per ADR	356
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 356 ADRs. Aggregated price: $3,624.08
e)	Date of the transaction	16 December 2016
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc
 Date: 19 December 2016

By: /s/ NATALIE DALE
-----------------------
Natalie Dale
Deputy Company Secretary